Exhibit 8.1

List of Subsidiaries of Telecom Argentina S.A.

Subsidiary	Jurisdiction of incorporation	Telecom Argentina’s direct/ indirect interest in capital stock and votes	Name under which the subsidiary does business
Núcleo S.A.E.	Paraguay	67.50%	Núcleo
PEM S.A.U.	Argentina	100.00%	PEM
Cable Imagen S.R.L.	Argentina	100.00%	Cable Imagen
Televisión Dirigida S.A.	Paraguay	100.00%	Televisión Dirigida
Adesol S.A.	Uruguay	100.00%	Adesol
AVC Continente Audiovisual S.A.	Argentina	100.00%	AVC Continente Audiovisual
Inter Radios S.A.U.	Argentina	100.00%	Inter Radios
Telecom Argentina USA Inc.	USA	100.00%	Telecom USA
Micro Sistemas S.A.U.	Argentina	100.00%	Micro Sistemas
Personal Smarthome S.A	Argentina	100.00%	Personal Smarthome
Opalker S.A	Uruguay	100.00%	Opalker